SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Summit Financial Services Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

86606J-10-5

(CUSIP Number)

Steven C. Jacobs 595 South Federal Highway Suite 500 Boca Raton, Florida 33432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 86606J-10-5	Page 2 of 6 Pages

(1)	Names of Reporting Persons Steven C. Jacobs
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 2,055,500
	(8)	Shared Voting Power -
	(9)	Sole Dispositive Power 2,055,500
	(10)	Shared Dispositive Power -
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,055,500
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 7.3%
(14)	Type of Reporting Person (See Instructions) IN

This Schedule 13D, being filed by Steven C. Jacobs (the “Reporting Person”), relates to the common stock, $.0001 par value per share (the “Common Stock”), of Summit Financial Services Group, Inc., a Florida corporation (the “Company”). For purposes of calculating the beneficial ownership of the Company by the Reporting Person, all derivative securities, including options and warrants, have been included in such ownership, irrespective of their vesting schedule.

Item 1.	Security and Issuer.

The name and address of the Company is Summit Financial Services Group, Inc., 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432. This Schedule 13D relates to the Common Stock of the Company, $.0001 par value per share.

Item 2.	Identity and Background.

(a)(b)(c)(f) This Schedule 13D is being filed by Steven C. Jacobs. Mr. Jacobs’ business address is: Summit Financial Services Group, Inc., 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432. Mr. Jacobs is a Director, the Executive Vice President, Chief Financial Officer, and Secretary of the Company. Mr. Jacobs is a citizen of the United States.

(d)(e) During the last five years, Mr. Jacobs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Jacobs was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted or subjected Mr. Jacobs to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration.

This Schedule 13D is being filed, in part, to report the issuance of stock options and warrants by the Company to the Reporting Person. The Reporting Person was granted options by the Company in connection with his employment and service on the Company’s Board of Directors, and was previously granted warrants by the Company in connection with the Company effectuating a private placement of securities in 2002 and 2003.

Item 4.	Purpose of Transaction.

This Schedule 13D is being filed, in part, to report the issuance of stock options and warrants by the Company to the Reporting Person. The Reporting Person was granted options by the Company in connection with his employment and service on the Company’s Board of Directors, and was previously granted warrants by the Company in connection with the Company effectuating a private placement of securities in 2002 and 2003.

The Reporting Person may consider plans or proposals which relate to or could result in the following, although the Reporting Person does not currently have any specific plans with respect to any of the following matters: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material

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change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act or 1934, or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)(b) As of July 15, 2011, the Reporting Person may be deemed to have beneficially owned an aggregate 2,055,500 shares of the Company’s Common Stock, evidencing approximately 7.3% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options and warrants owned by the Reporting Person, as described below). Such shares beneficially owned by the Reporting Person include an aggregate 1,615,500 shares of Common Stock issuable upon exercise of a like number of stock options owned of record by the Reporting Person; and an aggregate 440,000 shares of Common Stock issuable upon exercise of a like number of warrants owned of record by the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to such shares.

As of December 31, 2007, the Reporting Person may be deemed to have beneficially owned an aggregate 1,930,500 shares of the Company’s Common Stock, evidencing approximately 6.4% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options and warrants owned by the Reporting Person, as described below). Such shares beneficially owned by the Reporting Person include an aggregate 1,410,500 shares of Common Stock issuable upon exercise of a like number of stock options owned of record by the Reporting Person; an aggregate 440,000 shares of Common Stock issuable upon exercise of a like number of warrants owned of record by the Reporting Person; and an aggregate 80,000 shares of Common Stock owned by the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to such shares; except for such 80,000 shares of Common Stock, which the Reporting Person may be deemed to share voting and dispositive power with his wife.

For purposes of calculating the beneficial ownership of the Company by the Reporting Person, all derivative securities, including options and warrants have been included in such ownership, irrespective of their vesting schedule.

(c) On July 15, 2011, the Reporting Person disposed of an aggregate 80,000 shares of Common Stock in a privately negotiated transaction in consideration for the cancellation of existing indebtedness, valued at $.76 per share, the closing price of the Company’s Common Stock on such date.

On December 31, 2007, the Company granted the Reporting Person, 40,000 options to purchase a like number of shares of Common Stock at an exercise price of $.70 per share. Such options expire on December 31, 2014, and vest in four equal installments beginning December 31, 2008.

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Subsequent to December 31, 2007, on December 31, 2008, the Company granted the Reporting Person, 40,000 options to purchase a like number of shares of Common Stock at an exercise price of $.50 per share. Such options expire on December 31, 2015, and vest in four equal installments beginning December 31, 2009. On December 31, 2009, the Company granted the Reporting Person, 80,000 options to purchase a like number of shares of Common Stock at an exercise price of $.52 per share. Such options expire on December 31, 2016, and vest in four equal installments beginning December 31, 2010. On December 31, 2010, the Company granted the Reporting Person, 85,000 options to purchase a like number of shares of Common Stock at an exercise price of $.80 per share. Such options expire on December 31, 2017, and vest in four equal installments beginning December 31, 2011. In addition, on December 22, 2009, the Company issued the Reporting Person an aggregate 440,000 warrants at an exercise price of $.50 per share in exchange for the cancellation of a like number of existing warrants then owned of record by the Reporting Person. The cancelled warrants had an exercise price of $.30 per share, and the replacement warrants will expire on December 22, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The warrants were initially issued to the Reporting Person pursuant to warrant agreements between the Company’s wholly-owned subsidiary and the Reporting Person. Certain of the options were issued pursuant to the terms of the Company’s option plans.

Item 7. Material to be Filed as Exhibits.

Warrant Agreements between Summit Brokerage Services, Inc, and the Reporting Person (incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended December 31, 2003.

2006 Incentive Compensation Plan (incorporated by reference to the Company’s Form 14A, filed on November 24, 2006).

2000 Incentive Compensation Plan (incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended December 31, 2003).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2011	/s/ Steven C. Jacobs
Steven C. Jacobs

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